Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: December 10, 2021

On December 10, 2021, Sean Harper, co-founder and Chief Executive Officer of Kin Insurance Inc. (“Kin”), sent the following email regarding Kin’s press release dated December 9, 2021 to certain investors:

Hi XXXXXXX  - we announced some interim results yesterday - tracking solidly ahead of our annual forecast.

https://finance.yahoo.com/news/kin-insurance-surges-11-3-133600455.html